February 5, 2020

Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attn: Peter McPhun & Brigitte Lippmann

Re:	Green Stream Holdings Inc.
Form 1-A/A filed on January 24, 2020
Response Letter dated January 24, 2020
File No. 024-11086

Dear Sirs and Mesdames:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated February 3, 2020 (the “Comment Letter”) relating to the filing made by Green Stream Holdings Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 1-A/A filed January 24, 2020

Consolidated financial statements, page F-1

1.	We note your response to our prior comment. We also note that you provided financial statements for the fiscal years ended April 30, 2019 and 2018 that were annexed to your letter dated January 14, 2020. In your next amendment, please provide annual financial statements that are comprised of consolidated balance sheets as of April 30, 2019 and 2018, and consolidated statements of income, cash flows, and changes in stockholders’ equity for the years then ended. Also, please provide interim consolidated financial statements that are comprised of a balance sheet as of October 31, 2019, and consolidated statements of income and cash flows for the six months ended October 31, 2019 and October 31, 2018, as well as an analysis of the changes in each caption of stockholders’ equity presented in the balance sheets, either in a note or separate statement. Reference is made to section (b) of Part F/S of Form 1-A.

The Company has provided annual financial statements that are comprised of consolidated balance sheets as of April 30, 2019. The Company has also provided interim consolidated financial statements that are comprised of a balance sheet as of October 31, 2019, and consolidated statements of income and cash flows for the six months ended October 31, 2019. Kindly see Amended Preliminary Offering Circular filed with the SEC on February 5, 2020. Please note that for the year ended December 31, 2018, the Company’s total assets andtotal liabilities (including stockholders’ equity) were $0.

Securities and Exchange Commission

February 5, 2020

Please contact the undersigned if you have any further questions.

Sincerely,

/s/ Madeline Cammarata
Title: President